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BRIGHT MINDS BIOSCIENCES ANNOUNCES RESULTS OF AGM

Vancouver, British Columbia, March 27, 2024 - Bright Minds Biosciences Inc. (CSE: DRUG) (NASDAQ: DRUG) ("Bright Minds" or the "Company"), a leading biotechnology company specializing in the development of novel treatments for neuropsychiatric disorders, epilepsy, and pain, is pleased to announce the results of its annual general meeting of shareholders (the "Meeting"). All matters presented for approval at the Meeting were duly authorized and approved, including (i) the election of Ian McDonald, Nils Bottler, Jeremy Fryzuk, Jan Pedersen, and David Weiner as directors for the ensuing year, and (ii) the appointment of DeVisser Gray LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and authorization of the directors to fix their remuneration.

The Company also announces that it has granted an aggregate of 130,000 stock options (the "Options") to three directors and an employee of the Company to purchase 130,000 common shares (the "Shares") in the capital of the Company pursuant to the Company's share option plan. The Options are exercisable at an exercise price of $1.84 per Share for a period of five (5) years from the date of grant. The Options are subject to vesting periods over the course of the term of the Options.

About Bright Minds

Bright Minds is focused on developing novel transformative treatments for neuropsychiatric disorders, epilepsy, and pain. Bright Minds has a portfolio of next-generation serotonin agonists designed to target neurocircuit abnormalities that are responsible for difficult to treat disorders such as treatment resistant epilepsy, treatment resistant depression, PTSD, and pain. The Company leverages its world-class scientific and drug development expertise to bring forward the next generation of safe and efficacious drugs. Bright Minds' drugs have been designed to potentially retain the powerful therapeutic aspects of psychedelic and other serotonergic compounds, while minimizing the side effects, thereby creating superior drugs to first- generation compounds, such as fenfluramine, psilocybin, LSD, and ibogaine

Investor Contact:

Ian McDonald
CEO and Director

E: ian@brightmindsbio.com

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release.

The securities of the Company referred to in this news release have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws. Accordingly, the securities of the Company may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. This news release does not constitute an offer to sell or a solicitation of any offer to buy any securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful.